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SECURITIES AND EXCHANGE COMMISSION

06050290

SEC MAIL PROCESSING SECTION RECEIVED NOV 2 9 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/05** (MM/DD/YY) AND ENDING **09/30/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES

November 21, 2006

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 30, 2006.

OATH OR AFFIRMATION

We, Thomas A. James and Richard B. Franz II, officers of Raymond James & Associates, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2006, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Richard B. Franz II

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Thomas A. James and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Thomas A. James and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 21st day of November, A.D., 2006.

Christine Nyp

Notary Public
State of Florida at Large

My commission expires:

CHRISTINE NYP
Commission # DD0221992
Expires 6/11/2007
Bonded through
(800-432-4254) Florida Notary Assn., Inc.

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com

Consolidated Statement

of

Financial Condition

September 30, 2006

RAYMOND JAMES®

& ASSOCIATES, INC.

Member New York Stock Exchange/SIPC

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg, FL 33716

727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James & Associates, Inc. and Subsidiaries

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

(Audited)

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents $	148,050
Assets segregated pursuant to federal regulations:	
Cash and cash equivalents	3,189,900
Securities purchased under agreement to resell	316,863
Receivables:	
Brokerage clients, net	1,283,851
Stock borrowed	1,068,102
Brokers, dealers and clearing organizations	138,726
Other	131,482
Deposits with clearing organizations	30,021
Securities owned, at fair value	417,393
Deferred income taxes, net	38,615
Property and equipment, net	112,448
Prepaid expenses and other assets	18,105
	$ 6,893,556

LIABILITIES AND STOCKHOLDER'S EQUITY

Loans payable $	67,535
Payables:	
Brokerage clients	4,049,848
Stock loaned	1,235,103
Brokers, dealers and clearing organizations	57,549
Payables to affiliates	214,136
Income taxes payable to Parent	41,178
Trading account securities sold, not yet purchased, at fair value	73,196
Securities sold under agreement to repurchase	301,110
Accrued compensation, commissions and benefits	154,997
Accrued expenses and other liabilities	58,472
	6,253,124
Commitments and contingencies (Note 12)	
Stockholder's equity:	
5% non-voting cumulative preferred stock - convertible into one share of common stock; $2 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	200
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares	108
Additional paid-in capital	140,329
Retained earnings	499,953
Accumulated other comprehensive income	(158)
	640,432
	$ 6,893,556

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company is a full service broker-dealer engaged in most aspects of securities distribution and investment banking. The Company also offers financial planning services for individuals and provides clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), other affiliated entities and unaffiliated broker-dealers. The Company is a member of the New York Stock Exchange, American Stock Exchange, Philadelphia Stock Exchange, Boston Stock Exchange, Chicago Board Options Exchange, New York Futures Exchange and Chicago Stock Exchange. It is also a member of the Securities Industry Association, National Association of Securities Dealers, National Futures Association and Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end. On December 1, 2005, RJF's Board of Directors approved a change in RJF's fiscal year from the last Friday in September of each year to September 30th of each year. The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies; and Raymond James Geneva S.A. ("RJG") and Raymond James Euro Support Ltd. ("RJES"), financial services firms based in Geneva, Switzerland. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below. Certain reclassifications have been made to the consolidated financial statements of the prior period to conform to the current period presentation.

Securities transactions

Securities transactions are recorded on a trade date basis. Marketable securities are valued at market value, and securities which are not readily marketable are carried at estimated fair value as determined by management. When available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations to derive the fair value of the instruments. For investments in illiquid securities that do not have readily determinable fair values, the Company uses estimated fair values. Estimated fair values are determined by management based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

Cash and cash equivalents

Cash equivalents are highly liquid investments, consisting mainly of money market demand accounts, with original maturities of 90 days or less.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Cash and cash equivalents are included in segregated assets at September 30, 2006.

Securities purchased under agreements to resell

The Company invests in short-term securities purchased under agreements to resell (reverse repurchase agreements). Transactions involving reverse repurchase agreements are accounted for as collateralized financings. These transactions are carried at contractual amounts plus accrued interest. Reverse repurchase agreements generally require the Company to deposit cash with the counterparty. The Company monitors the market value of securities bought and sold on a daily basis, with additional collateral obtained or refunded as necessary. It is the Company's policy to obtain possession and control of securities purchased under resale agreements. The net fair value of securities purchased under resale agreements approximates their carrying value; as such, financial instruments are predominantly short-term in nature. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. At September 30, 2006, there were no agreements with any individual counterparties where the risk of loss exceeded 10% of stockholder's equity. At September 30, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities and the fair value of the collateral that had been sold or repledged was $312,785,000.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to seven years for software; two to five years for furniture, fixtures and equipment; and ten to thirty-one years for buildings, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred.

Exchange memberships

Exchange memberships are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The memberships, carried at $409,000, are included in prepaid expenses and other assets and had an aggregate estimated fair value of $1,780,000 at September 30, 2006.

On March 7, 2006, the NYSE and Archipelago Holdings, Inc. completed a series of mergers (the "Merger") and became wholly owned subsidiaries of NYSE Group, Inc. ("NYX"). As a result, the Company no longer owns membership interests (previously known as "seats") in the NYSE. Instead of owning seats, the Company acquired four trading licenses which will be effective for the remainder of calendar year 2006. The monthly expense for payment of these licenses is reflected in occupancy and equipment. The NYSE will conduct future auctions for such licenses each year hereafter, with the price to be determined in accordance with that process.

In conjunction with the Merger, the Company received cash and shares of NYX (restricted for up to three years) in exchange for its three seats formerly owned. The Company marks its NYX holdings to market and then applies a discount for illiquidity due to transfer restrictions. The Company sold 153,662 shares of its 237,379 restricted NYX shares on May 18, 2006 at a price of $9,261,000. The Company's carrying value

of the remaining 83,717 shares at September 30, 2006 was $6,258,000 which is reflected in securities owned, at fair value.

Securities sold under agreement to repurchase

The Company has sold securities which it is under agreement to repurchase (repurchase agreements) at a future date. Transactions involving repurchase agreements are accounted for as secured borrowings. These transactions are carried at contractual amounts plus accrued interest.

Investment banking fees

Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking fees include management fees, underwriting fees (net of reimbursable expenses), and merger and acquisition advisory service fees. Warrants received in connection with investment banking transactions are carried at estimated fair value as determined by management.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2006 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. Based on a tax sharing agreement, RJF requires payment from the Company for the current portion of the tax provision and credits the Company for deferred tax assets as they become realizable by RJF.

Stock and stock option plans

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123(R), "Share-Based Payment". Stock-based compensation expense is calculated in accordance with the fair value provisions of this pronouncement and amounts are allocated by the Parent to the Company.

Foreign currency translation

Foreign currency balances are translated at the rate in effect as of the balance sheet date. The Consolidated Statement of Income is translated at an average rate for the period. Any gain or loss on foreign currency translation is included in accumulated other comprehensive income.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Use of estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLES AND PAYABLES:

Receivables from and payables to brokerage clients

Receivables from and payables to brokerage clients include amounts arising from normal cash and margin transactions. Securities owned by brokerage clients are held as collateral for receivables. Such collateral is not reflected in the accompanying consolidated statement of financial condition. The amount receivable from clients is shown net of an allowance for doubtful accounts of approximately $110,000 as of September 30, 2006. The Company pays interest at varying rates for qualifying client funds on deposit which are awaiting reinvestment. Such funds on deposit totaled $3,647,580,000 at September 30, 2006. Other funds on deposit on which the Company does not pay interest totaled $402,268,000 at September 30, 2006.

Receivables from brokers, dealers and clearing organizations (in thousands):

Securities failed to deliver	$ 19,827
Open transactions, net	85,062
Interest and other	33,837
Total receivables	$ 138,726

Payables to brokers, dealers and clearing organizations (in thousands):

Securities failed to receive	$ 40,225
Interest and other	17,324
Total payables	$ 57,549

Fails to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Consistent with industry practice, amounts receivable and payable for securities that have not reached the contractual settlement dates are recorded net on the consolidated statement of financial condition and are included in receivables from or payables to brokers, dealers and clearing organizations as open transactions. Amounts payable for securities purchased of $368,895,000 were netted against amounts receivable for securities sold of $453,957,000 to arrive at a net trade date receivable of $85,062,000 at September 30, 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, the Company clears trades for RJFS and other affiliated entities. The Company confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of such affiliates. The Company retains a portion of such commissions and fees as a clearing fee for its services, which it records on a net basis.

Receivable from affiliates of $1,049,000 at September 30, 2006, which is included in other receivables, and payable to affiliates of $214,136,000 at September 30, 2006, reflect amounts receivable and payable for these related party transactions. Included in payables to affiliates at September 30, 2006, is $177,843,000 in loans made to the Company for purposes of facilitating the Company's management of excess cash of its Parent. RJF loans money to the Company where it is invested on behalf of RJF in conjunction with the Company's normal proprietary cash investing activities. The Company earned $6,279,000 of interest income on these funds and paid $6,279,000 to RJF as interest expense for the year ended September 30, 2006.

NOTE 5 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (in thousands):

Marketable securities owned and securities sold, not yet purchased, are valued at fair market value. Securities not readily marketable are valued at fair value as determined by the Company's management. The valuation is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

	Securities owned, at fair value	Trading account securities sold, not yet purchased, at fair value
Marketable:		
Equities	$ 14,632	$ 7,532
Municipal obligations	179,701	5
Corporate obligations	125,524	-
U.S. Government obligations	21,380	31,636
Agency obligations	68,380	34,023
Other	2,684	-
Non-marketable	5,092	-
	$ 417,393	$ 73,196

NOTE 6 - PROPERTY AND EQUIPMENT (in thousands):

Land	$ 8,406
Buildings, building improvements, land improvements, and leasehold improvements	120,786
Furniture, fixtures, and equipment	118,786
	$247,978
Less: accumulated depreciation and amortization	(135,530)
	$ 112,448

NOTE 7 - BORROWINGS:

Loans payable of $67,535,000 represents a mortgage note payable related to the financing of the Company's home office complex. The mortgage note is guaranteed by the Parent. The mortgage requires monthly principal and interest payments of $530,000. The mortgage bears interest at 5.70% and is secured by land, buildings and improvements with a net book value of $73,605,000 at September 30, 2006. Principal maturities under this mortgage note payable for the succeeding fiscal years are as follows: fiscal 2007 - $2,580,000; fiscal 2008 - $2,731,000; fiscal 2009 - $2,891,000; fiscal 2010 - $3,060,000; fiscal 2011 - $3,240,000; thereafter - $53,033,000.

The Company maintains uncommitted lines of credit aggregating $485,100,000 with commercial banks ($185,100,000 secured and $300,000,000 unsecured). Borrowings under the lines of credit bear interest at Fed Funds rate plus 0.5 %. There were no secured or unsecured short-term borrowings outstanding at September 30, 2006. The interest rate on borrowings ranged from 3.75% to 5.81% in fiscal 2006. Loans on the secured uncommitted lines of credit are collateralized by Company owned or client margin securities.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company also acts as an intermediary between broker-dealers and other financial institutions whereby the Company borrows securities from one entity and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $1,034,563,000 and $1,197,215,000, respectively, at September 30, 2006. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. If a borrowing institution or broker-dealer does not return a security, the Company may

be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the broker-dealer or financial institution.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $73,196,000 at September 30, 2006 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases. These positions include government obligations and equity securities utilized to economically hedge proprietary inventory positions. At September 30, 2006, the Company had $67,149,000 in short government obligations and $5,430,000 in short equity securities which represented economical hedge positions.

The Company enters into security transactions on behalf of its clients and other brokers involving forward settlement. The Company has entered into transactions with a contract value of $2,304,629,000 and a market value of $2,297,824,000 as of September 30, 2006. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility. The credit risk for these transactions is limited to the unrealized market valuation gains recorded in the statement of financial condition.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure are with clients, broker-dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 9 - FEDERAL AND STATE INCOME TAXES (in thousands):

Deferred income taxes at September 30, 2006 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Deferred compensation	$ 17,431
Accrued expenses	12,078
Capital expenditures	18,502
Other	2,962
Total deferred tax assets	50,973
Deferred tax liabilities:	
Capital expenditures	(12,358)
Total deferred tax liabilities	(12,358)
Net deferred tax assets	$ 38,615

The Company has recorded a deferred tax asset at September 30, 2006. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2006. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 10 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member firm of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and the rules of the securities exchanges of which it is a member whose requirements are substantially the same. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. At September 30, 2006, the Company's percentage was 27.58% as compared with the minimum 2%, and net capital, as defined, was $369,443,000 as compared with minimum required net capital of $26,793,000, resulting in excess net capital of $342,650,000.

At September 30, 2006, the Company's deposit requirement for the proprietary accounts of introducing brokers was $486,000.

NOTE 11 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include the 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation, stock bonus, stock option, retention programs and employee investment funds.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times from 2007 through 2014. Minimum annual rentals under such agreements for the succeeding fiscal years are approximately: fiscal 2007 - $16,278,000; fiscal 2008 - $12,595,000; fiscal 2009 - $8,905,000; fiscal 2010 - $7,097,000; fiscal 2011 - $4,523,000; thereafter - $6,435,000.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at September 30, 2006 and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

The approximate market values of collateral received tht can be repledged by the Company, were:

Sources of collateral (in thousands):

Securities purchased under agreements to resell	$ 312,785
Securities received in securities borrowed vs. cash transactions	1,034,563
Collateral received for margin loans	1,437,487
Total	$ 2,784,835

During the year certain collateral was repledged. The approximate market value of this portion of collateral and financial instruments owned that were repledged by the Company, were:

Uses of collateral and trading securities (in thousands):

Securities purchased under agreements to resell	$ 312,785
Securities received in securities borrowed vs. cash transactions	1,034,563
Collateral received for margin loans	260,478
Total	$ 1,607,826

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 30, 2006, the Company had client margin securities valued at $93,476,000 pledged with a clearing organization to meet the point in time requirement of $57,397,000.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the consolidated financial position or results of operations.

KPMG

Independent Auditor's Report

The Board of Directors and Stockholder
Raymond James & Associates, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a consolidated statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated

statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2006
Certified Public Accountants